U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 10-SB - Amendment No. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of

The Securities Exchange Act of 1934

FIDELITY CAPITAL CONCEPTS LIMITED

(exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

98-0222930

(I.R.S. Employer Identification Number)

Suite 1000, 409 Granville Street

Vancouver, B.C., V6C 1T2   Canada

(Address of principal executive offices)

Telephone:  (604)681-9588

(Issuer's telephone number)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.0001 Per Share

(Title of Class)

PART I

Item 1.  Description of Business

Business Development

We were incorporated on October 29, 1999 under the laws of the State of Nevada to engage in any lawful corporate purpose.

We have not been involved in any bankruptcy, receivership or similar proceedings.  During the period from our incorporation until we acquired Kim Allan Silk Corp., management of our company considered various original business plans as well as the acquisition of existing businesses.  Other than this activity, our company conducted no business during the first three years of its existence.  We did not generate revenue before we acquired Kim Allan Silk Corp.  Our acquisition of 100% of the issued common shares of Kim Allan Silk Corp. on September 1, 2003 is the first material business which we have undertaken.  We have not engaged in any other material re-classification, merger, consolidation or purchase or sale of significant assets not in the ordinary course of business.  Our company has a September 30 fiscal year end.

Our wholly owned subsidiary, Kim Allan Silk Corp., was incorporated under the laws of the Province of British Columbia on April 25, 2003.  Kim Allan Silk Corp. has not been involved in any bankruptcy, receivership or similar proceedings.  Kim Allan Silk Corp. has not engaged in any material reclassification, merger, consolidation or purchase or sale of significant assets not in the ordinary course of business.  From the period April 25, 2003 to September 1, 2003, Kim Allan Silk Corp. was in the business of organizing its initial affairs including the set up of its website, arrangements for credit card processing, product design and importation and banking arrangements.  The first full month of operations for Kim Allan Silk Corp. was September, 2003.  The revenues from these operations show on the consolidated financial statements which form part of this registration statement.

Description of our Business

(i)

Our Principal Products and Their Markets

We are in the business of wholesale and retail garment sales through the internet and via mail order.  We entered this market through the acquisition of Kim Allan Silk Corp. ("KAS") which is an operating company.  This subsidiary wholesales and retails knit silk undergarments and silk blended lounge wear by direct customer sales through the internet and by mail order.  It is our intention to develop additional clothing lines for internet and mail order retail and wholesale sales.  This expansion will take place through the acquisition of established, privately owned retail garment businesses and through the development of new garment lines internally by our Vice President of Operations and Product Development.  We have sufficient financing to complete all necessary design work, inventory purchases and marketing.  We anticipate that any operating companies we acquire in the future will be purchased through the issuance of our common shares.

The business operated through our KAS subsidiary is designed around the wholesale and retail sale of knit silk undergarments and silk blended loungewear by direct customer interaction (retail sales), mail order and Internet sales.  The keys to KAS's business strategy are a quality product line and superior customer service involving toll free telephone access, Internet ordering, timely delivery and customer satisfaction.

KAS products are marketed as “Sensible Silk for Every Body”.  Products are marketed to a wide demographic range, male and female from children to adult.  The comfortable fit of our products is stressed along with the many benefits of wearing silk.

The primary goal of KAS is to acquire and maintain a North American position as a wholesale source of knit silk underwear and silk blended loungewear for retail outlets.  Our secondary goal is to develop a retail e-market client base through direct Internet sales.  Our silk blended loungewear is a new product for the North American market and our initial market research through independent product representatives indicates strong interest.

(ii)

Distribution methods of our products and services.

KAS operates online through the URL  www.kimallansilk.com .  This website is linked to major internet search engines through key words such as "silk", "garments", "underwear" and "lounge wear".  Orders are received over the internet from customers and processed on a day to day basis.  Depending on the wishes of the clients, products are either mailed or couriered from inventory on the same day they are ordered.  Product orders are also received by telephone and mail.  Ms. Kim Allan, President of KAS, has an extensive contact network developed over the past five years of contracting in the industry.

KAS also employs an experienced product representative.  This is a contract employment position.  Our representative introduces wholesalers and retailers to KAS products at trade shows and on a drop in basis.  KAS's product representative has been successful in securing a number of wholesale accounts for KAS.  Currently, our company has approximately 50 active wholesale accounts.  These accounts are stores which buy wholesale from KAS and then retail our products.  Stores which carry KAS products are listed on our website.

(iii)

Status of any publicly announced new product or service.

Other than our operations through KAS, we have no new products or services pending or announced.

(iv)

Competitive business conditions and our competitive position in the industry and methods of competition.

As an online garment retailer and wholesaler, our KAS subsidiary and future similar subsidiaries will face virtually unlimited competition.  There are few barriers to entering the market of retail merchandising over the Internet.  Given the virtually unlimited competition and the fact that our KAS subsidiary is in its infancy, management is of the view that we have not yet established any competitive position in the industry.  We will compete with existing online retail and wholesale garment sellers by relying on management's existing contact and client base, on the unique nature of our initial products and on our marketing and advertising efforts.

(v)

Sources and availability of raw materials and the names of principal suppliers.

Our KAS subsidiary manufactures its products through F-Wear Manufacturing of Zhejiang Province, China.  F-Wear produced initial prototypes for each KAS product line and provides ongoing inventory supply.  Based on previous experience with F-Wear, management is satisfied that F-Wear will provide consistent product quality and delivery.  Our manufacturer requires no minimum order level and shipping and delivery costs are included in our manufacturing price.  Inventory requires approximately 45 days for manufacture and delivery to the Canadian west coast.  We are in the process of sourcing alternative manufacturers in South East Asia including India, Bangladesh, Vietnam and Indonesia.  Manufacturers in

these countries are competing successfully within the fine clothing and fabric manufacturing industry.  In the long term, management considers it prudent to have more than one source for manufacturing.

(vi)

Dependence on one or a few major customers.

In total, KAS has approximately 50 active wholesale accounts.  However, initially, KAS is relying on approximately five to six major wholesale customers.  These customers are providing the bulk of initial revenue for KAS.  KAS will also be selling online and through mail order to an established list of small retail clients.  For the first 12 months of operations, KAS will be dependent on a few major customers.  KAS has embarked on an Internet and print mail out advertising campaign to promote sales during the first year of operations.

(vii)

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

Our company does not own any patents or trademarks.  Our company has not granted any licenses, franchises, concessions or royalties with respect to our current operations.  We are not party to any labor agreements or contracts.

(viii)

Need for any government approval of principal products or services.

Online garment retailing and wholesaling is not subject to any onerous government approval processes.  KAS holds its necessary business licenses and an importer's permit from Revenue Canada.  These are the only approvals required for KAS to conduct its current operations.

(ix)

Effect of existing or probable governmental regulations on our business.

Management is unaware of any existing or probable government regulations which would have a positive or negative impact on our company's business or the business of KAS.

(x)

Estimate of the amount spent during each of the last two fiscal years on research and development activities.

We have not expended any funds on research and development activities.

(xi)

Costs and effects of compliance with environmental laws (federal, state and local).

The company and its subsidiary, KAS, are not subject to compliance with any local, state or federal environmental laws.

(xii)

Number of total employees and number of full time employees.

We currently have one full time employee and two part time employees.  Our C.E.O., Mr. Keith Ebert and C.F.O., Mr. Gerry Tuskey work for our company on a part time basis.  Our Vice President of Operations and Product Development, Ms. Kim Allan, works for our company on a full time basis.  Ms. Allan hires contract assistance to accept and process orders during retail peaks such as Christmas and Valentine's Day.  We also hire a product representative on a contract basis.

Item 2.  Plan of Operation

We currently hold working capital of approximately $120,000 which will be sufficient to fund the continuing operations and expansion of our silk garment sales division and possible additional acquisitions.  The funds which we have on hand are also sufficient to pay the expenses associated with our reporting company obligations including increased accounting and legal fees.

Management does not anticipate the need to conduct any product research and development with respect to our silk garment sales division over the next 12 months.  Management does not anticipate the purchase or sale of any significant equipment or significant changes in the number of the company's employees over the next 12 months.  Currently, we maintain sufficient office and warehouse space to accommodate up to a 100% increase in our projected sales over the next 24 months.  Contract employees may be hired during peak retail sales periods to assist in receiving orders and processing shipments.  One of the principal advantages to running wholesale and retail silk garment sales through the internet and via mail order is the ability to maintain low warehousing and payroll expenses.

The following is a discussion of our general plan of operation for the next 12 months.  This plan of operation will be implemented by our Vice-President of Operations and Product Development and is based on her prior experience in internet and mail order wholesale and retail silk garment sales.

There are two primary target groups for KAS products; wholesale customers and retail/internet customers.

Wholesale customers may include some of the following:

  Lingerie stores – full product line

  Sporting Goods stores – turtlenecks, long leggings for wear under winter sports clothing for children and adults

  Motorcycle stores – for wear under leather garments

  Movie Industry supply stores – undergarments for industry (set personnel)

Retail Customers we will target include the following:

  Females primarily ages 25 to 85 years

  Males primarily ages 25 to 85 years

  Children primarily ages 10 to 16 years

KAS supplies its products at a 60% markup for wholesale customers and 100% markup for retail and internet customers.

Wholesale Sales

Our target wholesale group is small retail outlets or special orders for movie/television productions, etc.  We provide our wholesale clients with products within one or five days of receipt of order depending on their location in North America.

Management markets to these outlets from our warehouse.  To complement management’s marketing efforts, we use the services of sales representatives in key North American markets.  KAS has secured the services of a successful and industry respected agent for our product in BC, Alberta, Saskatchewan and Ontario.  We may retain similar sales representatives in other key markets in North America (i.e., New York, Los Angeles).

Retail Sales

Our target retail customer group is middle to upper income women from all age groups.  Our market research indicates that women could account for approximately 80% of the total retail customer sales of KAS.  It is management's experience that women may also order silk undergarments for their children.

Although the primary target group is women, we intend to also market to men.  This is an emerging market we intend to develop.  Previous experience has indicated there is a demand for men’s products.

Our retail prices should be particularly attractive to American customers who, due to favourable exchange rates receive our products at an additional 25% off (depending upon exchange rates).

The design and maintenance of a good web site is crucial to the success of our business.  The domain name “kimallansilk.com” is in use.  The KAS website is readily available, easy to navigate, informative, easy to order from and visually simulating.  It is important that KAS be found easily by the wide range of search engines/Internet surfing web sites.  It will be the web master’s responsibility to maintain a high access level in the search engine directories.

Our main marketing tool for retail sales will be the Internet and web-based sales making full use of available search engines.  Promotion and publicity will reinforce the website address.  We will be focusing on the North American market.

In addition to our focus on Internet based retail sales, we also intend to continue to offer ‘over the counter’ sales services.  Product purchase of KAS products can be made directly from our warehouse site.  We have also developed a system to allow for “home party” sales and joint event sales (i.e., ski or motorcycle shows).  Our first home parties were held in November, 2003.  Individuals or corporations who host home parties or joint events receive 10% of gross sales generated in the form of free KAS products.  Party hosts are required to sign a simple agreement covering the terms of the event.

Growth

During the first 12 months of operation, our primary focus will be to build our market share of the wholesale North American customer base.  We look to expand this customer base through a combination of management’s industry connections and our sales representatives and promotional marketing efforts.  We are currently screening candidates to act as our sales representative in Eastern Canada.  We are also currently considering hiring a sportswear representative to introduce our product line outside of our normal loungewear/lingerie and underwear sector.  We expect to employ a minimum of two sales representatives during the next 12 months.  We will be conducting an advertising mailout to approximately 4,000 private customers and approximately 200 loungewear/lingerie and underwear stores by the end of April, 2004.  Our private customer list and retail store list was built by Ms. Allan following her involvement in E-retail of silk products over the period 1997 to 2002.  There are no legal or contractual restrictions on Ms. Allan's right to use this private customer and retail store list.  Ms. Allan has five years experience managing the day to day operations of an E-business retail operation including sales and customer relations, stock control and ordering, product orders, shipping, customer account reconciliation as well as product design and manufacturing.

Once we have established a solid wholesale customer base, we predict the main growth of KAS will be in the retail customer Internet sales.  Although retail outlets and wholesale clients will be the base of our business, this initiative is seen as a desirable direction of growth given the potential customer base, considerably higher profit margin and the fact that payment is immediate (i.e., credit card).

The guiding principal behind our business is customer service.  Our goal is to provide ‘no-hassle’ ordering, delivery and return service for all our customers.  Our business structure is attractive to customers who seem to be looking to get away from the large department and big box store atmosphere.  This is achieved by our customers always being able to immediately talk to someone or receive a response soon after the customer’s initial contact (either by toll-free phone or email).  Management’s experience in an E-business retail environment has demonstrated that it can be successful if you ensure a quality product, timely free delivery and hassle free shopping anytime of the day.

Sales and Payment

All product sales are made directly out of our warehouse.  For retail sales, KAS accepts cash, cheque, and credit card.  Payment for direct Internet sales is by credit card only, entered with a secure code Internet payment method.  For wholesale customers (e.g., retail outlets), our policy will be ‘cash on delivery’ (COD) or credit card.

Inventory

Our inventory management plan is to keep our stock level as low as possible and institute frequent inventory purchases in smaller amounts.  To ensure that KAS has all items in stock at sufficient quantities, we intend to keep our inventory around the $40,000 level (plus or minus approximately $5,000 worth of stock) for the first year of our plan of operation.  Given that our manufacturer requires no minimum order and that delivery is included in the price of our product, after the initial purchase of $40,000, we intend to order small amounts frequently rather than carrying large amounts of inventory from month to month.  As sales increase, KAS will require an increase in its inventory level.  We anticipate increasing our inventory level to $50,000 at the end of our first full year of operations.

Shipping

We use Canada Post Express Post Service for all deliveries.  With express post, delivery is guaranteed within two days for Canada and mainland US.  A reliable network for post office deliveries and pick-up sites exists throughout Canada and the United States.  Canada Post provides a pick up service, at no charge, for all orders from the warehouse.  If required, parcels can also be dropped in any post office box or postal outlet.

Receiving and Warehousing

All products are received at KAS's warehouse.  Our warehouse is co-located with our West Vancouver office and will serve as the primary storage area for our products.  Should large scale expansion of the business occur, a new warehouse/shipping facility will be sourced with all order processing and customer service to remain in the West Vancouver office.

Item 3.  Description of Property

Office Premises

We operate from our offices at 2150 - 28th Street, West Vancouver, British Columbia.  Space is currently provided on a rent free basis by Ms. Allan who is the Vice President, Operations and Product Development of our company.  Ms. Allan is not currently accruing rent.  This policy will be re-evaluated at the end of our first full fiscal year.  We are not a party to any lease.  It is anticipated that this arrangement will remain until we are able to generate significant revenue from operations and require additional space for warehousing or new employees.  Management believes that this space will meet our needs for the next 24 months.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The table below lists the beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers.  Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Keith Ebert Director Suite 2901 1201 Marinaside Crescent Vancouver, B.C. V6Z 2V2	2,500,000 shares Direct Ownership	46.29%
Common	Graham Crabtree 294 Heywood House Anguilla, B.W.I.	500,000 shares Direct Ownership	9.25%
Common	Kim Allan 2150 - 28th Street West Vancouver, B.C. V7V 4M3	100,000 shares Direct Ownership	1.85%
Common	Gerald R. Tuskey Director Suite 1000 409 Granville Street Vancouver, B.C. V6C 1T2	No shares held	0.00%
Common	Management as a Group including both executive officers and directors	2,600,000 shares Direct Ownership	48.14%

The balance of our outstanding common stock is held by 45 persons.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Our directors and officers are as follows:

Name	Age	Position
Keith Ebert	39	President, C.E.O. and Director
Gerald R. Tuskey	43	C.F.O., Secretary, Treasurer and Director
Kim Allan	37	Vice-President, Operations and Product Development

Our officers and directors will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected.  Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors.  Our officers serve at the will of the Board of Directors.  There are no family relationships between any executive officer or director.

Resumes

Keith Ebert

Mr. Ebert was appointed as a director and officer of our company on October 30, 1999.  Keith Ebert is a qualified Mechanical Engineer BA Sc., MECH (UBC) (1987).  For the period January, 2002 to the present, Mr. Ebert has worked with Matrix Partners Inc. in Vancouver, British Columbia in investment banking.  Matrix Partners Inc. is a closely held private company which typically acts for companies seeking debt or equity financing, share or asset acquisitions or merger candidates.  As a principal of Matrix Partners Inc., Mr. Ebert uses his corporate finance experience and industry contacts to fulfil clients' objectives.  For the period from May, 1997 to December, 2001, Mr. Ebert was self employed managing his investment portfolio.  Mr. Ebert worked for Marleau, Lemire Securities Inc. from February, 1993 to July, 1995 as manager of North American West Coast institutional sales.  Mr. Ebert worked for C.M. Oliver & Co. Ltd. from July, 1995 to May, 1997 as manager of North American West Coast institutional sales.  Marleau, Lemire Securities Inc. and C.M. Oliver & Co. Ltd. were broker dealers registered by the Investment Dealers Association of Canada.  In addition to being a qualified mechanical engineer, Mr. Ebert has passed the Canadian Investment Dealers Association's branch manager's exam and partners, directors and officers' exam.  Mr. Ebert acted as branch manager of C.M. Oliver & Co. Ltd. in London, England from October, 1995 to January, 1997.

Mr. Ebert is also a director of BPI Industries Inc.  BPI Industries Inc. holds oil and gas exploration rights primarily in the State of Illinois and is seeking to explore for and produce coalbed methane.  BPI Industries Inc. is listed on the TSX Venture Exchange under the symbol "BPR".

Gerald R. Tuskey

Mr. Tuskey was appointed as a director and officer of our company on October 30, 1999.  Mr. Tuskey resigned from his positions on February 29, 2000 and was then re-appointed director and officer of our company on September 12, 2003.  Gerald R. Tuskey is a corporate/securities lawyer based in Vancouver, British Columbia.  Gerry has 17 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients.  Gerry is a former director and corporate secretary of Arawak Energy Corporation (formerly A&B Geoscience Corporation) which is a publicly listed oil and gas exploration and development company with concession interests in the Republic of Azerbaijan.  Gerry takes primary responsibility for our company's capital structuring, financing activities and corporate and regulatory filings and compliance.

Kim Allan

Ms. Allan has extensive experience in the management and operation of a retail and wholesale undergarment business.  From 1997 to 2002 she was employed on a contract basis as General Manager of Staples Silk and Luxuries, a retail/wholesale silk undergarment business.  Ms. Allan's responsibilities included day-to-day operations including sales and customer relations.  Ms. Allan was also responsible for business support activities including stock control and ordering, product orders, shipping, customer account reconciliation and monthly bookkeeping.  In April 2003, Ms. Allan incorporated and launched her own venture – Kim Allan Silk Corp. (KAS).  Ms. Allan is not a director of any other reporting companies.

Conflicts of Interest

Our officers and directors may in the future become shareholders, officers or directors of other companies.  Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies.  We do not have a right of first refusal to opportunities that come to management's attention.  No member of management is currently in a conflict of interest with respect to their service obligations to our company.

Item 6.  Executive Compensation

Mr. Ebert received 2,250,000 shares of our company at a deemed price of $0.001 per share in consideration for his services in organizing and managing our initial corporate efforts and for acting as officer and director.  These shares were issued on November 1, 1999.  Mr. Ebert also purchased an additional 250,000 shares for cash at $0.001 per share on November 1, 1999.

No other compensation has been awarded to, earned by or paid to our officers and/or directors since our inception.  Management has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations.  As of the date of this registration statement, we have no funds available to pay officers or directors.  Further, our officers and director are not accruing any compensation pursuant to any agreement with us.

SUMMARY COMPENSATION TABLE
Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Option/SARs (#)	LTIP Payouts ($)	All Other Comp- ensation ($)
Keith A. Ebert, (1) President, C.E.O. and Director	2003 2002 2001	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	0 0 0	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00
Gerald R. Tuskey, C.F.O., Secretary, Treasurer and Director	2003 2002 2001	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	0 0 0	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00
Kim Allan, Vice-President, Operations and Product Development	2003 2002 2001	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00	0 0 0	$0.00 $0.00 $0.00	$0.00 $0.00 $0.00

(1)

On November 1, 1999, Mr. Ebert received 2,250,000 common shares of our company at $0.001 per share having a value of $2,250.  This compensation was paid to Mr. Ebert for his services rendered in organizing the affairs of our company.

Item 7.  Certain Relationships and Related Transactions

We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999.  Mr. Ebert was issued these shares in consideration for his services in organizing our company, acting as a director and officer and building our business plan.

On September 1, 2003, we issued 100,000 common shares at a deemed price of $0.25 per share to each of Kim Allan and Andrew Allan in consideration for 100% of the common shares of Kim Allan Silk Corp.  Kim Allan and Andrew Allan are related by marriage and were the sole shareholders of Kim Allan Silk Corp.  This acquisition was negotiated and closed at arm's length by management of our company.  Following our acquisition of Kim Allan Silk Corp., Ms. Kim Allan joined our company as Vice-President, Operations and Product Development.

Item 8.  Description of Securities

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $.0001 per share.  There are 5,400,000 shares of common stock issued and outstanding as of the date of this registration statement.

Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders.  Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.  Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors.  In that event, the holders of the remaining shares of common stock will not be able to elect any directors.  In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts.  All shares of our common stock issued and outstanding are fully paid and non-assessable.  Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

There is no trading market for our common stock.  There has been no trading market to date.  Management has not discussed market making with any market maker or broker dealer.  We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price

Our common stock is not quoted at the present time.  The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

  that a broker or dealer approve a person's account for transactions in penny stocks; and

  the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person; and

  make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

  sets forth the basis on which the broker or dealer made the suitability determination; and

  that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The Securities and Exchange Commission and National Association of Securities Dealers have adopted the position that securities of blank check companies issued to affiliates as well as their transferees are ineligible for resale under Rule 144 unless those previously issued securities have been qualified by a registration statement.  At the date of issuance of our initial 4,700,000 common shares, we were deemed to be a blank check company because we had not adopted a definitive business plan.  Accordingly, those 4,700,000 common shares will not be eligible for resale until they have been qualified by a registration statement.

In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale.  Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders

There are forty eight holders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

We do not have a transfer agent at this time.

Item 2.  Legal Proceedings

We are not a party to any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

 On August 15, 2003, we dismissed our former accountants, Davidson & Company, Chartered Accountants.  The decision to change our accountants was approved by resolution of our board of directors.

Our financial statements for the period from our incorporation on October 29, 1999 to July 31, 2000 were audited by Davidson & Company.  Davidson & Company did not audit any period from August 1, 2000 to August 15, 2003, inclusive.

No audit report prepared by Davidson & Company contained an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to audit scope or accounting principles.  The report on the financial statements prepared by Davidson & Company for the period from October 29, 1999 to July 31, 2000 was, however, modified as to uncertainty as the report contained a modifying paragraph with respect to Fidelity Capital Concepts ability to continue as a going concern.  There were no disagreements with our former accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure of the type discussed in Item 304(a)(1)(iv) of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities

On November 1, 1999, we issued 2,450,000 common shares at $0.001 per share to 45 subscribers under Regulation S.  We received cash consideration of $2,450 for these shares.  None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999.  Mr. Ebert was issued these shares in consideration for his services in organizing the Company, acting as officer and director and building our business plan.  The value of the services rendered is $2,250.  We relied on the exemption contained in Regulation S of the Securities Act of 1933.

On September 12, 2003, we issued 500,000 common shares at $0.25 per share to Mr. Graham Crabtree under Regulation S.  The purchaser is not a U.S. person as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  The subscribers to the offering acknowledged that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

On September 1, 2003, we issued to each of Kim Yvonne Allan and John Andrew Allan 100,000 common shares under Regulation S of the Securities Act of 1933 in consideration for 100% of the issued and outstanding common shares of Kim Allan Silk Corp. pursuant to a share purchase agreement dated September 1, 2003.  These shares were issued at a deemed price of $0.25 for a total value of $50,000.  The purchasers are not U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  The subscribers to the offering acknowledged that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

Item 5.  Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation.

Article VI of our Bylaws states certain indemnification rights and limitations.  Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons.  Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action.  Our assets could be used to satisfy any liabilities subject to indemnification.

Excepted from liability immunity in our articles of incorporation are:

(a)

acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

or

(b)

the payment of dividends in violation of NRS78.300

PART - FINANCIAL STATEMENTS

Our consolidated audited financial statements for the year ended September 30, 2003 and the related consolidated statements of shareholders' equity, consolidated statements of operations and consolidated statements of cash flows appearing in this registration statement, have been included herein in reliance on the report of Moore Stephens Ellis Foster, given on the authority of said firm as experts in accounting and auditing.

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)

Consolidated Financial Statements

(Expressed in U.S. Dollars)

September 30, 2003

Index

Independent Auditors’ Report

Consolidated Balance Sheet

Consolidated Statement of Stockholders’ Equity

Consolidated Statement of Operations

 Consolidated Statement of Cash Flows

 Notes to Consolidated Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 737-8117 Facsimile: (604) 714-5916

Website: www.ellisfoster.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)

We have audited the consolidated balance sheet of Fidelity Capital Concepts Limited (A development stage company) as at September 30, 2003 and the related consolidated statements of stockholders’ equity, operations and cash flows for the period from April 25, 2003 (inception) to September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and the results of its operations and cash flows for the period from April 25, 2003 (inception) to September 30, 2003 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, realization of a major portion of the assets is dependent upon the Company’s ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada

November 18, 2003, except as to Note 2 which was as of January 14, 2004

“MOORE STEPHENS ELLIS FOSTER LTD.”

Chartered Accountants

MSEFA partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited - members in principal cities throughout the world

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)
September 30, 2003
Consolidated Balance Sheet
(Expressed in U.S. Dollars)

ASSETS
Current assets
Cash	$124,524
Accounts receivable	18,856
Inventory	16,456

159,836
Equipment (note 4)	1,636

Total Assets	$161,472

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$8,759
Due to related party (note 5)	28,677

Total Liabilities	37,436

Stockholders' Equity
Capital stock
Authorized:
100,000,000 common shares with a par value of $0.001
Issued:
5,400,000 common shares	5,400
Additional paid-in capital	118,354
Accumulated other comprehensive income	80
Equity accumulated during the development stage	202

Total Stockholders' Equity	124,036

Total Liabilities and Stockholders' Equity	$161,472

The accompanying notes are an integral part of these finanicial statements.

FIDELITY CAPITAL CONCEPTS LIMITED

  (A development stage company)

Period from April 25, 2003 (inception) to September 30, 2003

Consolidated Statements of Shareholders' Equity

  (Expressed in U.S. Dollars)

				Deficit	Accumulated
				accumulated	other	Total	Total
			Additional	during the	Compre-	Stock-	Compre-
	Common stock		paid-in	development	hensive	holders'	hensive
	Shares	Amount	capital	stage	income (loss)	equity	income (loss)

Initial capitalization as a result
of acquisition	4,700,000	$4,700	$(4,600)	$-	$-	$100	$-

Recapitalization to effect the acquisition
of Fidelity Capital Concepts Limited	200,000	200	(2,546)	-	-	(2,346)	-

Common shares issued for cash on
September 12, 2003 for $0.25 per share	500,000	500	124,500	-	-	125,000	-

Imputed interest calculated on advances
from stockholders	-	-	1,000	-	-	1,000	-

Comprehensive income (loss)
- foreign currency translation	-	-	-	-	80	80	80
- net income for the year	-	-	-	202	-	202	202

Balance, September 30, 2003	5,400,000	$5,400	$118,354	$202	$80	$124,036	$282

The accompanying notes are an integral part of these finanical statements.

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)
Period from April 25, 2003 (inception) to September 30, 2003
Consolidated Statement of Operations
(Expressed in U.S. Dollars)

Sales	$25,691
Cost of sales	13,668

Gross profit	12,023

Expenses
Advertising and promotion	1,960
Amortization	289
Automotive	1,118
Imputed interest expense	1,000
Office and miscellaneous	599
Professional fees	3,132
Utilities	447
Website design	3,276

11,821

Net income for the period	$202

Earnings per share - basic and diluted	$0.00

Weighted average number of shares outstanding - basic and diluted	4,740,548

The accompanying notes are an integral part of these finanical statements.

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)
Period from April 25, 2003 (inception) to September 30, 2003
Consolidated Statement of Cash Flows
(Expressed in U.S. Dollars)

Cash flow from (used in) operating activities
Net income for the period	$202
Adjustment for items not involving cash:
- amortization	289
- imputed interest expense	1,000
Change in non-cash working capital items:
- increase in accounts receivable	(18,856)
- increase in inventory	(16,456)
-increase in accounts payable and
accrued liabilities	8,759
- net effect of the acquisition of
Fidelity Capital Concepts Limited	(2,346)

(27,408)

Cash flows (used in) investing activities
Purchase of equipment	(1,925)

Cash flow from financing activities
Proceeds from share issuance	125,000
Increase in due to related party	28,777

153,777

Effect of exchange rate changes	80
Change in cash position during the period	124,444
Cash position, beginning of period	-

Cash position, end of period	$124,524

The accompanying notes are an integral part of these finanical statements.

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)

Notes to Consolidated Financial Statements

Period from April 25, 2003 (inception) to September 30, 2003

(Expressed in U.S. Dollars)

1.	Incorporation and Continuance of Operations The Company was incorporated on October 29, 1999 under the laws of the State of Nevada.
The Company’s financial statements are prepared using the general accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company’s management plans on advancing funds on an as needed basis and in the longer term. The Company’s ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations.

2.	Restatement of Financial Statements
On September 1, 2003, Fidelity Capital Concepts Limited (“FCC”) issued 200,000 shares of common stock in exchange for all of the issued and outstanding shares of Kim Allan Silk Corp. (“KAS”), a British Columbia, Canada, private company involved in the undergarment fashion industry.

The Transaction was originally accounted for as the acquisition of KAS by FCC and a $54,428 goodwill was recognized. The accounting method inrecording the transaction was subsequently revised as a recapitalization of KAS. KAS was treated as the acquirer for accounting purposes. That is, the transaction is recorded as the issuance of stocks by KAS for the monetary assets of FCC, accompanied by a recapitalization. The accumulated deficit of FCC was eliminated with the offsetting entry to additional paid-in capital and the $54,428 of goodwill recognized previously was eliminated. The revision also reduced the net income for the period ended September 30, 2003 by $3,572.

3.	Significant Accounting Policies
(a)	Principles of Consolidation
These consolidated financial statements include the accounts of its wholly-owned subsidiary, Kim Allan Silk Corp. (“KAS’”) (collectively the “Company”). All significant inter-company transactions and balances have been eliminated.

	(b)	Principles of Accounting These financial statements are stated in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)

Notes to Consolidated Financial Statements

Period from April 25, 2003 (inception) to September 30, 2003

(Expressed in U.S. Dollars)

3.	Significant Accounting Policies (continued)
	(c)	Cash Equivalents
Cash and cash equivalents include highly liquid investments with original maturities of three months or less. As at September 30, 2003, the Company did not have any cash equivalents.
	(d)	Inventories
Inventories are valued at the lower of cost and net realizable value.
	(e)	Equipment
Equipment is recorded at historical cost and depreciation is calculated at 30% using the declining balance method.

Equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the assets’ carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

(f)	Revenue Recognition
Sales revenue is recognized at the time of sales and delivery, net of discount and a provision for estimated sales returns.
(g)	Advertising
The Company expenses advertising expenses as incurred. The Company incurred $1,960 advertising expenses for the fiscal year ended September 30,2003.

(h)	Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)

Notes to Consolidated Financial Statements

Period from April 25, 2003 (inception) to September 30, 2003

(Expressed in U.S. Dollars)

3. Significant Accounting Policies (continued)

(i)	Foreign Currency Transactions

The parent company and KAS maintain their accounting records in their functional currencies (U.S. dollar and Canadian dollars, respectively). They  translate  foreign currency transactions into its functional currency in the following manner:

(j)	Foreign Currency Translations

Assets and liabilities of the wholly owned subsidiary are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders’ equity (deficit) as a component of other comprehensive income.

(k)	Fair Value of Financial Instruments
Fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company is operating outside the United States of America, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between U.S dollars and Canadian dollars.

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)

Notes to Consolidated Financial Statements

Period from April 25, 2003 (inception) to September 30, 2003

(Expressed in U.S. Dollars)

3. Significant Accounting Policies   (continued)

(l)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

(m)	Accounting for Derivative Instruments and Hedging Activities
The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The adoption of the statement will not have an impact on the Company’s financial statements.

(n)	Intangible Assets
The Company adopted the Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets”, which requires that goodwill and intangible assets with indefinite life are not amortized but rather tested at least annually for impairment. Intangible assets with a definite life are required to be amortized over its useful life or its estimated useful life.

The Company does not have any goodwill, nor intangible assets with indefinite or definite life since inception.

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)

Notes to Consolidated Financial Statements

Period from April 25, 2003 (inception) to September 30, 2003

(Expressed in U.S. Dollars)

3.	Significant Accounting Policies (continued)
	(o)	Comprehensive Income
The Company has adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

	(p)	Stock-Based Compensation
The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-based Compensation. SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.

The Company did not grant any stock options during the fiscal period 2003. The adoption of the statement will not have an impact on the Company’s financial statements.
(q)	Earnings Per Share
Earnings per share is computed using the weighted average number of shares outstanding during the period. The Company has adopted SFAS No. 128, “Earnings Per Share”. Diluted earnings per share is equivalent to basic earnings per share because there are no dilutive securities.

(r)	New Accounting Pronouncements
In November 2002, the Financial Accounting Standard Board issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others – An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34.

This interpretation clarifies the requirements for a guarantor’s accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have impact on the Company’s financial statements.

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)

Notes to Consolidated Financial Statements

Period from April 25, 2003 (inception) to September 30, 2003

(Expressed in U.S. Dollars)

3.	Significant Accounting Policies (continued)
	(r)	New Accounting Pronouncements (continued)
In December 2002, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 148 (SFAS 148), Accounting for Stock-based Compensation – Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-based Compensation, to provide alternative methods for voluntary transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also requires disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financial statements. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS 148 will not have an impact on the Company’s financial statements.

In January 2003, the Financial Accounting Standard Board issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities – An Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation addressed the requirements for business enterprises to consolidate related entities in which they are determined to be the primary economic beneficiary as a result of their variable economic interest. The interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary. The interpretation outlines disclosure requirements for VIEs in existence prior to January 31, 2003, outlines consolidation requirements for VIEs created after January 31, 2003. The company has reviewed its major commercial relationship and its overall economic interests with other companies consisting of related parties, royalty customers and other suppliers to determine the extent of its variable economic interest in these parties. The review has not resulted in a determination that the Company would be judged to be the primary economic beneficiary in any material relationships, or that any material entities would be judged to be Variable Interest Entities of the Company.

In May 2003, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 149 (SFAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133,

Accounting for Derivative Instruments and hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003. The implementation of SFAS No. 149 dose not have any impact on the Company’s financial statements.

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)

Notes to Consolidated Financial Statements

Period from April 25, 2003 (inception) to September 30, 2003

(Expressed in U.S. Dollars)

3.	Significant Accounting Policies (continued)
	(r)	New Accounting Pronouncements (continued)
In May 2003, the Financial Accounting Standards Board (FASB) approved SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how to classify and measure financial instruments with characteristics of both liabilities and equity. It requires financial instruments that fall within its scope to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, for pre-existing financial instruments, as of July 1, 2003. The Company does not have any financial instruments that fall under the guidance of SFAS No. 150 and, therefore, the adoption does not have any effect on its financial statements.

4.	Equipment Cost Accumulated depreciation Net book value Equipment $ 1,925 $ 289 $ 1,636
5.	Due to Related Party
Due to related party consists of advances from stockholders which is non-interest bearing with no stated terms of repayment. The Company recorded imputed interest of $1,000 at 6% per annum for the five months ended September 30, 2003.

6.	Non-cash Financing Activity See Note 2.

FIDELITY CAPITAL CONCEPTS LIMITED

(A development stage company)

Notes to Consolidated Financial Statements

Period from April 25, 2003 (inception) to September 30, 2003

(Expressed in U.S. Dollars)

7.	Income Taxes
At September 30, 2003, the Company has estimated net operating losses carried forward, for tax purposes, totalling approximately $9,000, which may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in the management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income. The net operating losses carried forward will begin to expire in years 2005 to 2008.

The tax effects of temporary differences that give rise to the Company’s deferred tax asset (liability) are as follows:

Tax loss carry forwards                                                                                                                                                   $ 3,600

Valuation allowance                                                                                                                                                          (3,600)

                                                                                                                                                                                             $ -

PART III

Item 1.  Index to Exhibits

The following exhibits are filed with this Form 10-SB:

Assigned Number	Description
3.1*	Articles of Incorporation
3.2*	By-Laws
10.1*	Share Purchase Agreement
16*	Letter from Former Accountant
21.1*	List of Subsidiaries of the Registrant

*Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY CAPITAL CONCEPTS LIMITED

Date:

April 14, 2004

By:

/s/Gerald R. Tuskey

Gerald R. Tuskey,

Chief Financial Officer and Director